CORRESPONDENCE

STATE AUTO FINANCIAL CORPORATION
518 East Broad Street
Columbus, Ohio 43215-3976

September 16, 2014

VIA EDGAR
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:    State Auto Financial Corporation
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed on March 6, 2014 (“2013 Form 10-K”)
Form 10-Q for the periods ended June 30, 2014
Filed on August 5, 2014 (“2014 Second Quarter Form 10-Q”)
File No. 000-19289

Ladies and Gentlemen:
This letter responds on behalf of State Auto Financial Corporation (“STFC”) to the August 18, 2014 letter from the staff of the Securities and Exchange Commission (the “Commission”) to Steven E. English, Chief Financial Officer of STFC (the “August 18 Correspondence”), relating to the staff’s comments to the 2013 Form 10-K and 2014 Second Quarter Form 10-Q. Please note that STFC received an extension from the staff of the Commission to respond to the August 18 Correspondence. The extended response date is September 16, 2014. STFC believes that this letter responds fully and completely to each of the comments in the August 18 Correspondence.
For convenience, each of the staff’s comments in the August 18 Correspondence is repeated below and followed by STFC’s response. All capitalized terms used in this letter, but not otherwise defined in this letter, have the respective meanings ascribed to such terms in the 2013 Form 10-K. In addition, the terms “we,” “us,” “our” and the “Company” refers to STFC and its consolidated subsidiaries.

2013 Form 10-K
Consolidated Financial Statements
Notes to Consolidated Financial Statements

Summary of Significant Accounting Policies, page 86

1.
Please tell us your policies for recognizing and classifying ceding commissions in your financial statements for both affiliates and non-affiliates. Reference for us the specific accounting literature by topic and paragraph that supports your accounting. Separately for affiliates and non-affiliates for each year presented, tell us the amount of ceding commissions recognized in your consolidated statements of operations and, as of December 31, 2013, the amount of ceding commissions reflected in your consolidated balance sheet. Additionally, explain to us, with reference to authoritative literature, your disclosure in Note 5 on page 98 with respect to the State Auto Group’s Homeowners Quota Share Arrangement that the amount of ceding commission earned is limited to the amount of deferred acquisition costs that would have been deferred if not for entering in the arrangement.

COMPANY RESPONSE:
Ceding commissions for both affiliates and non-affiliates are recognized in the same manner, in accordance with GAAP and are earned over the term of the reinsurance agreement, which is consistent with the manner in which the related ceded premiums are earned (ASC 944-605-35-14). Our net commissions (commissions reduced by ceding commissions) are deferred as a component of deferred acquisition costs (“DAC”). DAC is amortized in proportion to net revenue recognized on the underlying policies (ASC 944-30-35-64) resulting in ceding commissions being recognized as a reduction of acquisition and operating expenses.
Acquisition and operating expenses reported in the Company’s Consolidated Statements of Income (Loss) for the years ended December 31, 2013, 2012 and 2011 included non-affiliated ceding commissions of $2.0 million, $2.6 million and $4.5 million, respectively and affiliated ceding commissions of $129.1 million, $114.3 million and $124.3 million, respectively. At December 31, 2013, the Company's reported deferred policy acquisition costs were reduced by deferred ceding commissions of $61.3 million.
In accordance with the terms of a quota share reinsurance agreement dated December 31, 2011 with a syndicate of unaffiliated reinsurers covering our homeowners book of business (the “HO QS”), the State Auto Group receives a 29.0% ceding commission on all premiums ceded to the reinsurers during the term of the agreement. Our ceding commission exceeds the amount of acquisition costs we incur to write the business. Under ASC 944-40-25-33, reinsurance contracts do not result in immediate recognition of gains unless the reinsurance contract is a legal replacement of one insurer by another and thereby extinguishes the ceding entity’s liability to the policyholder. In the case of the HO QS, we retain ultimate responsibility for the insurance transactions under the reinsurance agreement in the event of default by one or more of the assuming reinsurers. As such, the requirements of ASC 944-40-25-33 have not been met and we are precluded from recognizing an immediate gain on the excess ceding commission; thus, the amount of ceding commission earned each period is limited to the amount of acquisition costs that would have been deferred if not for entering in the arrangement, with any excess ceding commission being reported as a deferred liability, which is included in other liabilities in our consolidated balance sheets. At December 31, 2013, other liabilities reported in the Company’s Consolidated Balance Sheet include $8.6 million for excess ceding commissions.

2014 Second Quarter Form 10-Q
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations

Losses and loss expenses payable, page 46

2.
Refer to your disclosure on the bottom of page 45 that you have increased your involvement in managing litigated and higher severity terminated RED program claim files since third quarter 2013, and plan to take over full file management from certain third party administrators prior to year end. Further you disclose that you plan on completing a detailed, ground up analysis of RED program claims by year end. Please provide us the following:

•	For each major line of business as indicated in the table on page 46, tell us the amount of losses and loss expenses payable at June 30, 2014 for which you rely on third party administrators.

•
The facts and circumstances that caused you to increase your involvement in managing litigated and higher severity terminated RED program claim files since the third quarter 2013 as well as the amount of your losses and loss expenses payable at June 30, 2014 related to these claim files and the nature and extent of the increased involvement as compared to that prior to the third quarter 2013.

•
The facts and circumstances that are resulting in your plan to take over full file management from certain third party administrators prior to year end as well as the amount of losses and loss expenses payable at June 30, 2014 related to these administrators, and to which lines of business they relate.

•	What a ground up analysis of RED program claims entails and how that differs from what you normally do to arrive at your losses and loss expenses payable.
COMPANY RESPONSE:

•	The following table contains the amount of losses and loss expenses payable handled by third party administrators (“TPAs”) at June 30, 2014 ($ in millions):

Specialty Insurance Segment (1)
Excess & Surplus property	$5.9
Excess & Surplus casualty	25.7
Programs (2)	140.7
Workers’ Compensation	—
Total Specialty	$172.3

(1) TPAs are only used in our Specialty Insurance Segment.
(2) Includes $84.1 million for RED representing 8.7% of total loss and loss expense reserves.

•
Continuing adverse development of reported claims for RED’s restaurant program caused us to become more directly involved in managing litigated and higher severity claims, which are more material, beginning in the third quarter of 2013. This included direct involvement in developing and executing claim settlement strategies. Previous to that, our claims personnel acted primarily in a supervisory role to the work being contractually performed by the TPA. Post-June 30, 2013, this increased involvement focused on the restaurant program and to a lesser extent, the commercial trucking program. At June 30, 2014, our carried loss and loss expense reserves included $71.2 million related to claims for the RED restaurant and commercial trucking programs. Please refer to the Company’s response to staff Comment 4 for additional discussion.

•
During the first half of 2014, and in particular the second quarter, we again experienced development of reported claims in excess of what was anticipated based upon our evaluation at the end of 2013. This development occurred for claims at all levels (not just those in litigation or higher severity claims), including claims that had previously been below detailed reporting thresholds to us per our contracts with the TPAs. With the increase in the number of claims in excess of the authority of the claim TPAs already involving our claims personnel, we decided to bring the administration of all open and future reported claims in house by the end of 2014 for two TPAs who handle three programs including the restaurant and commercial trucking programs. In the Programs line above, our carried loss and loss expense reserves at June 30, 2014, included $74.7 million for which we intend to take over full claim file management. Please refer to the Company’s response to staff Comment 4 for additional discussion.

•
A “ground up analysis” of RED program claims is our description of taking over full file management and will result in a complete review of each claim file by our claims staff, including claim files that previously fell within the authority level of the TPA and would not have been handled by our claim staff if claim processing remained with the TPA. No changes are being made to our reserving processes which seek to estimate the ultimate losses incurred at the respective valuation date. Losses and loss expenses payable are estimates established at each reporting date and involve significant judgment. We utilize various methods to arrive at our best estimate. These methods are more fully described beginning on page 35 of the 2013 Form 10-K. Case reserves (including those set previously by TPAs) are but one component of this process possibly influencing the selection of development factors, among other things, and ultimately our estimates. The risks associated with reserve estimates are more fully discussed in Item 1A of the 2013 Form 10-K.

3.
Please tell us your consideration of providing disclosures in your financial statements required by ASC 944-40-50-3 and, with respect to terminated RED programs, ASC 944-40-50-4. Refer to ASC 944-40-50-2 regarding applicability of these disclosures to interim financial statements.

COMPANY RESPONSE:
944-40-50-2 Financial Services -Insurance, Claim Costs and Liabilities for Future Policy Benefits Disclosure states:
“The requirements in paragraphs 944-40-50-3 through 50-4 apply to annual and complete sets of interim financial statements prepared in conformity with generally accepted accounting principles (GAAP)."
Based on the above, the interim disclosures are required when “complete sets of interim financial statements prepared in conformity with GAAP” are prepared. The Company’s interim financial statements were prepared in accordance with the instructions to Form 10-Q and Article 10 of Regulation S-X and do not include all of the information and footnotes required by GAAP for complete financial statements. As a result we have determined that interim disclosures for complete financial statements in ASC 944-40-50-2 do not apply.

4.
Regarding your reserve strengthening in 2012, 2013 and 2014 related to your terminated RED programs, of $21.3 million, $27.8 million and $11.4 million, respectively, please explain to us the reasons for each of these changes in estimates. Address the following:

•	Identify and describe the nature and extent of a) new events that occurred or b) additional experience/information obtained since the last reporting date that led to the change in estimates.

•	Explain the timing of the change in estimate such as why recognition occurred in the periods that it did and why recognition in earlier periods was not required.
COMPANY RESPONSE:
The State Auto Group began writing program business through RED, a wholly owned subsidiary of State Auto Mutual, in late 2009. Two programs, one a restaurant program and the other a commercial trucking program, accounted for approximately 80% of the premium written by RED. In the last six months of 2011, underwriting and pricing actions were imposed on certain RED programs and increases in loss estimates were recorded in 2011 for 2010 and prior accident years which were not material, and therefore not separately disclosed. We made the decision in 2012 to terminate RED management and programs and place the business into run-off.
Our loss reserve estimates are expectations of what the ultimate settlement and administration of claims will cost based on our assessment of facts and circumstances then known, historical settlement patterns, estimates of trends in claims severity and frequency, legal theories of liability and other factors. At each reporting date, we evaluate what has occurred with newly reported claims, changes in evaluations of individual case reserves and settlement of claims among other factors, against expectations established at the previous reporting date. At each reporting date for which we strengthened RED reserves for prior accident periods, based upon actual emergence of reported claims, we determined it was necessary to revise our estimates and expectations, including future expected reported claims emergence, using various actuarial techniques and the most recent available data and information. Recognition therefore occurred in the period in which our estimates were revised based upon the most recent available data.
For the year ended December 31, 2012, our Specialty Insurance Segment reported $27.8 million of net adverse reserve development. This was comprised of $30.5 million of RED adverse development offset by favorable reserve development from other lines of business within that Segment. The factors leading to RED reserve strengthening for the year included:

•
Reported frequency and severity of the RED programs trended higher than what was expected based upon our December 31, 2011 evaluation. Due to their overall materiality to the Program unit, the commercial trucking program and the restaurant program drove the revised estimates.

•
For much of 2010 and 2011, loss estimates were based upon historical premium and loss data (including pricing data) provided by the program administrator, which is industry practice, as initial reported claim activity was limited.

•	During the third quarter of 2012, several new high severity claims were reported related to accident years 2010 and 2011 for the commercial trucking program which caused us to revise our estimates.

•	During the fourth quarter of 2012, we experienced reported claim development above expectations at the time for the restaurant program and therefore revised our estimates.
For the year ended December 31, 2013, our Specialty Insurance Segment reported $10.5 million of net adverse development. This was comprised of $21.3 million of RED adverse development offset by favorable reserve development from other lines of business within that Segment. The factors leading to RED reserve strengthening for the year included:

•
During the first six months of 2013, there was an increase in the number of restaurant program claims in litigation, as well as an increase in overall severity of claims within the restaurant program, whether or not in litigation. For example, we saw individual claims exceeding $100,000 increase from $7.8 million as of December 31, 2012 to $25.0 million as of December 31, 2013.

•
The strengthening related to the 2011 and 2012 accident years, where reported claim development exceeded our expectations and estimates made as part of our December 31, 2012 evaluation; primarily for the restaurant and commercial trucking programs.

Due to the increase in litigated and severe claims of the restaurant program, we increased our involvement in the claim process starting in the third quarter of 2013 by requiring the claim TPA for that program to (1) report all litigated claims to us, regardless of potential exposure and (2) have outside defense counsel include our claims examiners in the claim settlement process for those claims in litigation. (This remains in place as we transition to bring the claim processing in-house).
For the second quarter of 2014, we reported $11.4 million of RED adverse development ($11.6 million year-to-date). The factors leading to RED reserve strengthening in the second quarter included:

•
The reported claim activity of the restaurant program, which was canceled in 2012, exceeded our previous estimates and was driven by a higher than expected volume of newly reported claims and even greater litigation activity.

•
As of June 30, 2014 the restaurant program had open, outstanding claims of approximately 1,200. During the first six months of 2014, 150 new claims were reported (with 86 of these claims relating to accident years 2011 and 2012), of which 60% were first notice lawsuits.

•
As of June 30, 2014, approximately 65% of the current open claims were in litigation, compared to less than 50% just six months prior, which exceeded our expectations. This increase in litigated claims caused us to revise our estimates of severity.

•
For the commercial trucking program, although newly reported claim activity was not an issue, ultimate claim estimates continued to increase for accident years 2012 and prior as new information emerged on an individual claim basis.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you need any additional information or clarification, please contact me at your convenience.

Sincerely,

/s/ Steven E. English

Senior Vice President and Chief Financial Officer
Copies to: Jim B. Rosenberg, Securities and Exchange Commission
Ibolya Ignat, Securities and Exchange Commission
Robert P. Restrepo, Jr., Chief Executive Officer, State Auto Financial Corporation
Ernst & Young LLP
Baker & Hostetler LLP
Eileen Mallesch, Audit Committee Chairperson, State Auto Financial Corporation